SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.     Nokia stock exchange release dated January 24, 2008: Nokia Q4 2007 net sales of EUR 15.7 billion, EPS of EUR 0.47 (EUR 0.47 excluding special items) Nokia 2007 net sales of EUR 51.1 billion, EPS of EUR 1.83 (EUR 1.44 excluding special items)

PRESS RELEASE
January 24, 2008

Nokia Q4 2007 net sales of EUR 15.7 billion, EPS of EUR 0.47 (EUR 0.47 excluding special items)
Nokia 2007 net sales of EUR 51.1 billion, EPS of EUR 1.83 (EUR 1.44 excluding special items) Q4 2007 estimated device market share reached 40%, with significantly increased margins and quarterly operating cash flow of EUR 2.7 billion

Nokia Board of Directors will propose a dividend of EUR 0.53 per share for 2007 (EUR 0.43 per share for 2006)

	NOKIA IN THE FOURTH QUARTER 2007 AND FULL YEAR 2007*
EUR million	Q4/2007**	Q4/2006**	Change (%)	2007**	2006**	Change (%)
Net sales	15 717	11 701	34	51 058	41 121	24
Mobile Phones	7 438	7 076	5	25 083	24 769	1
Multimedia	3 026	2 136	42	10 538	7 877	34
Enterprise Solutions	670	305	120	2 070	1 031	101
Nokia Siemens Networks	4 583	2 184		13 393	7 453
Operating profit	2 492	1 519	64	7 985	5 488	46
Mobile Phones	1 858	1 257	48	5 434	4 100	33
Multimedia	670	326	106	2 230	1 319	69
Enterprise Solutions	118	-64		267	-258
Nokia Siemens Networks***	0	129		-1 308	808
Group Common Functions	-154	-129		1 362	-481
Operating margin (%)	15.9	13.0		15.6	13.3
Mobile Phones (%)	25.0	17.8		21.7	16.6
Multimedia (%)	22.1	15.3		21.2	16.7
Enterprise Solutions (%)	17.6	-21.0		12.9	-25.0
Nokia Siemens Networks (%)***	0	5.9		-9.8	10.8
Net profit	1 835	1 273	44	7 205	4 306	67
EPS, EUR
Basic***	0.48	0.32	50	1.85	1.06	75
Diluted***	0.47	0.32	47	1.83	1.05	74

All reported Q4 and 2007 figures are unaudited and can be found in the tables on pages 8-10 and 18-23

* As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of Nokia’s former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the fourth quarter 2007 and full year 2007 are not directly comparable to results for the fourth quarter 2006 and the full year 2006, respectively. Nokia’s fourth quarter 2006 and full year 2006 results included Nokia’s former Networks business group only.

SPECIAL ITEMS

** Fourth quarter 2007 special items

•      EUR 119 million restructuring charge and other one time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit)

•      EUR 53 million gain on sale of real estate (impacting Nokia Siemens Networks operating profit)

•      EUR 53 million gain on a business transfer (impacting Group Common Functions)

•      Excluding special items, diluted EPS was EUR 0.47

** 2007 special items

•      EUR 1 879 million non-taxable gain on formation of Nokia Siemens Networks (impacting Group Common Functions operating profit)

•      EUR 1 110 million restructuring charges and other one time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit)

•      EUR 75 million gain on sale of real estate (impacting Common Group Functions)

•      EUR 53 million gain on sale of real estate (impacting Nokia Siemens Networks operating loss)

•      EUR 53 million gain on a business transfer (impacting Group Common Functionst)

•      EUR 23 million Nokia Siemens Networks related other costs (impacting Group Common Functions)

•      EUR 32 million restructuring charges (EUR 17 million impacting Enterprise Solutions operating profit, EUR 10 million impacting Mobile Phones operating profit, EUR 3 million impacting Multimedia operating profit, and EUR 2 million included in Common Group Expenses).

•      EUR 25 million charge related to restructuring of a subsidiary company (impacting Mobile Phones operating profit)

•      EUR 12 million charge for Nokia Siemens Networks related to incremental costs expensed during the first quarter (impacting Nokia Siemens Networks operating loss)

•      Excluding special items, diluted EPS was EUR 1.44

** Fourth quarter 2006 special items

•      EUR 39 million Nokia Siemens Networks related incremental costs expensed during the fourth quarter (impacting Networks operating profit)

•      EUR 84 million tax refund (included in taxes)

•      Excluding special items, diluted EPS was EUR 0.30

** 2006 special items

•      EUR 128 million of charges primarily related to the restructuring of the CDMA business and associated asset write-downs (impacting Mobile Phones operating profit)

•      EUR 276 million gain representing Nokia’s share of the proceeds from the Telsim sale (impacting Networks operating profit)

•      EUR 14 million initial restructuring charge for the CDMA business in Mobile Phones

•      EUR 8 million restructuring charge in Enterprise Solutions

•      EUR 39 million Nokia Siemens Networks related incremental costs expensed during the fourth quarter (impacting Networks operating profit)

•      EUR 84 million tax refunds (included in taxes)

•      Excluding special items, diluted EPS was EUR 1.02

*** Important note to Nokia Siemens Networks Q4 2007and full year 2007 operating profit and Nokia EPS, both including and excluding special items: In addition to the ‘special items’ listed above, Nokia Siemens Networks reported operating profit also included EUR 129 million (Q4) and EUR 570 million (2007) intangible asset amortization and other Purchase Price Accounting related items.

FOURTH QUARTER 2007 HIGHLIGHTS

•      Nokia diluted EPS of EUR 0.47, growing 57% from Q4 2006, excluding special items.

•      Nokia operating margin of 15.9%, up sequentially from 14.6% in Q3 2007, excluding special items.

•      Nokia operating cash flow of EUR 2.7 billion.

•      Nokia device volumes of 133.5 million units, up 20% sequentially and up 27% year on year.

•      Estimated industry device volumes of 336 million units, up 17% sequentially and up 16% year on year.

•      Nokia estimated device market share of 40%, up from 39% in Q3 2007 and up from 36% in Q4 2006.

•      Nokia device ASP of EUR 83, up from EUR 82 in Q3 2007.

•      Total device gross and operating margins increased significantly sequentially and year on year.

•      Several key devices started shipping in volume across the product range including: Nokia 1200/1208, Nokia 2630, Nokia 5310, Nokia 6500 and Nokia N95 8GB.

•      Nokia Siemens Networks net sales increased 25% sequentially.

•      Nokia Siemens Networks operating margin, excluding special items, was 1.4%, and was 4.3% excluding special items and Purchase Price Accounting related items.

•      Nokia Siemens Networks continued to be on track to deliver the targeted annual EUR 2 billion cost synergy target as previously announced.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia’s excellent fourth quarter contributed to a year of high growth and increased profitability for the company, while our industry leading product portfolio drove our device business to an estimated 40% market share in the fourth quarter. At the same time we again increased our quarterly device margins, allowing Nokia to continue to invest for innovation and growth.

It was a year of important strategic initiatives by Nokia, with Nokia Siemens Networks starting operations, our internet services effort taking shape around Ovi, and the announcement of the pending acquisition of NAVTEQ. Facing a market that remains intensely competitive, we are continuing to improve our leading device portfolio as well as execution at Nokia Siemens Networks. With this we believe Nokia is well positioned for growth in 2008.”

INDUSTRY AND NOKIA OUTLOOK FOR THE FIRST QUARTER AND FULL YEAR 2008

•      Nokia expects industry mobile device volumes in the first quarter 2008 to decline sequentially, reflecting normal industry seasonality, following a strong fourth quarter 2007.

•      We expect Nokia’s device market share in the first quarter 2008 to be approximately at the same level sequentially.

•      Nokia continues to expect industry mobile device volumes in 2008 to grow approximately 10% from the approximately 1.14 billion units Nokia estimates for 2007.

•      Nokia continues to expect the device industry to experience value growth in 2008, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•      Nokia continues to target an increase in its market share in mobile devices in 2008.

•      Nokia continues to expect very slight growth for the mobile and fixed infrastructure and related services market in euro terms in 2008.

•      Nokia and Nokia Siemens Networks continue to target that Nokia Siemens Networks will grow faster than the market in 2008.

•      Nokia and Nokia Siemens Networks cost synergy target for Nokia Siemens Networks is to achieve substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008, as previously announced.

FOURTH QUARTER 2007 FINANCIAL HIGHLIGHTS

(Comparisons are given to the fourth quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of Nokia’s former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the fourth quarter 2007and full year 2007 are not directly comparable to results for the fourth quarter 2006 and the full year 2006, respectively. Nokia’s fourth quarter 2006 and full year 2006 results included Nokia’s former Networks business group only.

Nokia Group

Nokia’s fourth quarter 2007 net sales increased 34% to EUR 15.7 billion, compared to EUR 11.7 billion in the fourth quarter 2006. At constant currency, group net sales would have been up 40% year on year.

Nokia’s fourth quarter 2007 operating profit increased 64% to EUR 2.5 billion (including the EUR 13 million net negative impact of special items), compared to EUR 1.5 billion in the fourth quarter 2006 (including a negative special item of EUR 39 million). The special items for the fourth quarter 2007 included a EUR 119 million restructuring charge and other one-time items in Nokia Siemens Networks, a EUR 53 million gain on sale of real estate in Nokia Siemens Networks, and a EUR 53 million gain on a business transfer in Group Common Functions. Nokia’s fourth quarter 2007 operating margin was 15.9% (13.0%), including the EUR 13 million net negative impact of the special items. Excluding the special items, Nokia’s fourth quarter 2007 operating margin was 15.9% (12.6%).

Operating cash flow for the fourth quarter 2007 was EUR 2.7 billion, compared to EUR 1.7 billion for the fourth quarter 2006. As of December 31, 2007, our net debt-to-equity ratio (gearing) was -61% (-68% as of December 31, 2006).

Mobile devices

The combined mobile device volume of our Mobile Phones, Multimedia and Enterprise Solutions business groups for the fourth quarter 2007 was a record 133.5 million units, up 20% sequentially and 27% year on year. Overall industry volumes for the fourth quarter 2007 reached an estimated 336 million units, up 17% sequentially and 16% year on year.

In converged devices, according to Nokia estimates, the total industry volume reached approximately 40.1 million units for the fourth quarter 2007, compared to an estimated 22.1 million units in the fourth quarter 2006. Nokia’s own converged device volumes for the fourth quarter 2007 grew to 18.8 million units, compared to 11.1 million units in the fourth quarter 2006. Nokia shipped well over 11 million Nokia Nseries devices and over 2 million Nokia Eseries devices during the fourth quarter 2007.

The following chart sets out, by geographic area, Nokia’s mobile device volumes for the periods indicated, and provides year on year and sequential growth rates.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q4 2007	Q4 2006	YoY Change (%)	Q3 2007	QoQ Change (%)
Europe	37.2	33.3	11.7	29.0	28.3
Middle East & Africa	23.6	15.5	52.3	19.3	22.3
China	20.2	14.6	38.4	18.9	6.9
Asia-Pacific	34.0	23.7	43.5	29.5	15.3
North America	5.1	5.9	-13.6	5.4	-5.6
Latin America	13.4	12.5	7.2	9.6	39.6
Total	133.5	105.5	26.5	111.7	19.5

Based on our preliminary market estimate, Nokia’s market share for the fourth quarter 2007 was 40%, compared with 39% in the third quarter 2007 and 36% in the fourth quarter 2006. On a year on year basis, Nokia gained market share in every region except North America and Latin America, where market share declined. On a sequential basis, Nokia’s market share increased substantially in Middle East & Africa, with modest gains in Europe, Asia-Pacific and Latin America. This was partially offset by a market share decline in North America, as well as a slight decline in China. Nokia’s device volumes for the fourth quarter 2007 continued to be somewhat constrained by component shortages, linked to the high demand for Nokia products and seasonal industry growth in the fourth quarter. These component constraints have started to ease in the first quarter 2008, as we work with our suppliers to get the necessary supply to match the demand for our products.

Nokia’s average selling price (ASP) in the fourth quarter 2007 was EUR 83, down from EUR 89 in the fourth quarter 2006 and up from EUR 82 in the third quarter 2007. The lower year on year ASP in the fourth quarter 2007 was primarily the result of the negative effect of a significantly higher proportion of entry level device sales and the weaker US dollar on Nokia net sales. The slight sequential increase in ASP in the fourth quarter 2007 reflected a greater percentage of sales of recently launched mid and high end devices, which offset continued robust sales from the entry-level segment.

Mobile Phones

Fourth quarter 2007 net sales grew 5% to EUR 7.4 billion, compared with EUR 7.1 billion in the fourth quarter 2006. Strong overall volume growth was partially offset by a significant ASP decline year on year, driven primarily by a higher proportion of entry-level sales. Net sales year on year growth was strongest in Middle East & Africa and Asia-Pacific, followed by China. Net sales year on year were down significantly in North America and Latin America and to a lesser degree in Europe.

Mobile Phones operating profit grew 48% to EUR 1.9 billion, compared with EUR 1.3 billion in the fourth quarter 2006, with an operating margin of 25.0% (17.8%). The increase in operating profit for the fourth quarter 2007 was driven primarily by an improved gross margin, compared to the fourth quarter 2006. The increase in Mobile Phones gross margin was primarily due to newer and more profitable devices shipping in volumes, especially in the mid-range.

Multimedia

Fourth quarter 2007 net sales increased 42% to EUR 3.0 billion, compared with EUR 2.1 billion in the fourth quarter 2006. Multimedia net sales were up in all regions, with year on year growth strongest in North America and Latin America. However, Latin America and North America net sales continued to be relatively small. Multimedia year on year net sales growth was driven by increased volumes of Nokia Nseries multimedia computers, especially the Nokia N95, Nokia N95 8GB and Nokia N73.

Multimedia fourth quarter operating profit grew 106% to EUR 670 million, compared with EUR 326 million in the fourth quarter 2006, with an operating margin of 22.1% (15.3%). Operating profit growth in the fourth quarter 2007 compared to the fourth quarter 2006 was driven by strong net sales growth, increased gross margins from a solid product portfolio and improved operating expense control.

Enterprise Solutions

Fourth quarter 2007 net sales increased 120% to EUR 670 million, compared with EUR 305 million in the fourth quarter 2006. Net sales were up significantly year on year in all regions except China and North America, where net sales declined. Net sales were driven primarily by strong volume growth in Enterprise Solutions device business, especially from the Nokia E65, Nokia E90 and Nokia E51, compared to the fourth quarter 2006.

In the fourth quarter 2007, Enterprise Solutions operating profit was EUR 118 million, compared with an operating loss of EUR 64 million in the fourth quarter 2006, with an operating margin of 17.6% (-21.0%). The significantly improved operating performance for the fourth quarter 2007 reflected strong net sales growth, especially in devices, and significantly improved operating expense control compared to the fourth quarter 2006.

Nokia Siemens Networks

Fourth quarter 2007 net sales were EUR 4.6 billion. The fourth quarter 2007 results of Nokia Siemens Networks are not directly comparable to the fourth quarter of 2006, which included Nokia’s former Networks business group only. However, net sales were up 25% compared to the third quarter of 2007, primarily reflecting seasonally strong end of year expenditures by operators in the fourth quarter 2007 and a favorable outcome from the assessment of certain acquired contracts.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated and sequential growth rates by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4 2007	Q3 2007	QoQ Change (%)
Europe	2 045	1 500	36.3
Middle East & Africa	541	448	20.8
China	492	372	32.3
Asia-Pacific	838	849	-1.3
North America	243	152	59.9
Latin America	424	353	20.1
Total	4 583	3 674	24.7

Nokia Siemens Networks fourth quarter operating profit was EUR 0 million. Nokia Siemens Networks operating margin of 0% improved sequentially from -3.3% in the third quarter 2007. The reported fourth quarter 2007 operating profit included a charge of EUR 119 million related to Nokia Siemens Networks restructuring costs and other one time items and a gain on sale of real estate of EUR 53 million. The operating profit for the fourth quarter 2007, excluding these special items, was EUR 66 million, with an operating margin of 1.4%. The operating profit in the fourth quarter 2007 also included EUR 129 million for intangible asset amortization and other Purchase Price Accounting related items. Fourth quarter 2007 operating margin was 4.3%, excluding both the special items and the Purchase Price Accounting related items. Third quarter 2007 operating margin           was -1.0% excluding special items, and was 3.0%, excluding both the special items and the Purchase Price Accounting related items. The main factor for the sequential improvement in the margin in the fourth quarter 2007 was the higher sequential net sales, driving lower operating expenses as a percent of net sales.

FOURTH QUARTER 2007 OPERATING HIGHLIGHTS

Nokia

•      In October, Nokia and NAVTEQ announced a definitive agreement for Nokia to acquire NAVTEQ, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. The acquisition is still pending and subject to customary closing conditions, including regulatory approvals.

•      In November, the Nokia Music Store went live in the United Kingdom. Millions of tracks from major artists and independent labels are available via mobile device or PC alongside a host of interactive features such as music browsing, personal track recommendations, and a favorite artists search function.

•      In December, we announced Nokia Comes With Music, a program that will enable people to buy a Nokia device with access to millions of tracks from a range of artists. Nokia Comes With Music is expected to become commercially available in the second half of 2008.

•      Also in December, Nokia announced the completion of the acquisition of Avvenu, a company providing secure remote access and private sharing technology that allows users to access and view PC files remotely.

Mobile Phones

•      Nokia announced the Nokia 8800 Arte and Nokia 8800 Sapphire Arte, which bring 3G capabilities to the Nokia 8800 series. The Nokia 8800 Arte began shipping during the quarter.

•      Nokia announced the Nokia 3110 Evolve, a mobile device with bio-covers made from more than 50% renewable material.

•      For the US market, Nokia announced and began shipments of the Nokia 6263 with e-mail support, a 1.3 megapixel camera, video recorder and music player.

•      In CDMA, Nokia announced and began shipments of the compact and popularly priced Nokia 2135, offering a set of solid basic features.

Multimedia

•      In October, Nokia began shipping the N95 8GB, which follows on from the success of the original Nokia N95 with a larger display, enhanced usage times and 8 gigabytes memory capacity.

•      The Nokia N82, an imaging optimized device featuring A-GPS, a 5 megapixel camera, Xenon flash, Carl Zeiss optics and internet connectivity, was announced and started shipping during the quarter.

•      The Nokia N810 Internet Tablet with a slide-out keyboard, built-in GPS, digital audio/video playback and WLAN capability for VoIP calling was announced in October, when shipments also began.

•      New content partners for the Nokia Video Center were announced, including CNN, IBN, Jamba, Sony Pictures, RooftopComedy, ROK and Versaly Entertainment, giving Nokia Nseries users access to mobile videos.

Enterprise Solutions

•      The slim and elegant Nokia E51 began shipping during the quarter.

•      InfoWorld Media Group chose the Nokia E61i as “Best Mobile Handset for the Enterprise”.

•      The latest version of Nokia Intellisync Mobile Suite, with advanced device management features, was announced in December.

•      Seven operator deals and nine enterprise deals were announced for Nokia Intellisync Mobile Suite during the quarter.

Nokia Siemens Networks

•      In October, Nokia Siemens Networks announced the acquisition of Atrica, which provides a full range of transport solutions to service providers delivering metro Ethernet services. The completion of the acquisition was announced on January 7, 2008.

•      The company was chosen by NTT DoCoMo for its Long Term Evolution (LTE) project and signed a supplier trial deal with Verizon for LTE, both of which take Nokia Siemens Networks into new territories; and a partnership was signed with Deutsche Telekom for managed services and next-generation network modernization.

•      Nokia Siemens Networks announced an energy efficiency solution designed to lower customers’ energy consumption and operating expenses.

•      Nokia Siemens Networks completed the world’s first multi-user field trial in an urban environment using new LTE technology that delivers mobile broadband data rates up to ten times faster than current systems (up to 173 megabits per second).

•      In December, Nokia Siemens Networks reached an agreement on supplying 2G and 3G network equipment to Zain in Saudi Arabia (the USD 935 million deal was announced on January 7, 2008.)

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press and http://www.nokiasiemensnetworks.com/press.

NOKIA IN THE FOURTH QUARTER 2007

(International Financial Reporting Standards (IFRS) comparisons given to the fourth quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of Nokia’s former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for the fourth quarter 2007 and full year 2007 are not directly comparable to results for the fourth quarter 2006 and the full year 2006, respectively. Nokia’s fourth quarter 2006 and full year 2006 results included Nokia’s former Networks business group only.

Nokia’s net sales increased 34% to EUR 15.7 billion (EUR 11.7 billion). Net sales of Mobile Phones increased 5% to EUR 7.4 billion (EUR 7.1 billion). Net sales of Multimedia increased 42% to EUR 3.0 billion (EUR 2.1 billion). Net sales of Enterprise Solutions increased 120% to EUR 670 million (EUR 305 million). Net sales of Nokia Siemens Networks were EUR 4.6 billion.

Operating profit increased 64% to EUR 2.5 billion (EUR 1.5 billion), representing an operating margin of 15.9% (13.0%). Operating profit in Mobile Phones increased 48% to EUR 1.9 billion (EUR 1.3 billion), representing an operating margin of 25.0% (17.8%). Operating profit in Multimedia increased 106% to EUR 670 million (EUR 326 million), representing an operating margin of 22.1% (15.3%). Enterprise Solutions reported an operating profit of EUR 118 million (operating loss of EUR 64 million). Operating profit in Nokia Siemens Networks was EUR 0 million, representing an operating margin of 0%. Group Common Functions expenses totaled EUR 154 million (EUR 129 million).

Financial income was EUR 64 million (EUR 44 million). Profit before tax and minority interests was EUR 2 573 million (EUR 1 568 million). Net profit totaled EUR 1 835 million (EUR 1 273 million). Earnings per share increased to EUR 0.48 (basic) and to EUR 0.47 (diluted), compared to EUR 0.32 (basic) and EUR 0.32 (diluted) in the fourth quarter 2006. Earnings per share, excluding special items, increased to EUR 0.47 (diluted), compared to EUR 0.30 (diluted) in the fourth quarter 2006.

	Mobile Phones	Multimedia	Enterprise Solutions	Nokia Siemens Networks	Group Common Functions	Elimina-tions	Group

Net sales	7 438	3 026	670	4 583	—	—	15 717
Gross profit	2 742	1 265	299	1 361	33	—	5 700
Gross margin, %	36.9	41.8	44.6	29.7			36.3

Research and development expenses	-365	-296	-71	-790	-98	—	-1 620
% of net sales	4.9	9.8	10.6	17.2			10.3

Selling and marketing expenses	-493	-284	-88	-412	-19	—	-1 296
% of net sales	6.6	9.4	13.1	9.0			8.2

Administrative and general expenses	-22	-16	-19	-196	-103	—	-356
% of net sales	0.3	0.5	2.8	4.3			2.3

Other operating income and expenses	-4	1	-3	37	33	—	64

Operating profit	1 858	670	118	0	-154	—	2 492
Operating margin, %	25.0	22.1	17.6	0.0			15.9

Q4 2006 BY BUSINESS GROUP, EUR million (unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Group Common Functions	Elimina-tions	Group

Net sales	7 076	2 136	305	2 184		—	11 701
Gross profit	2 103	820	134	726	10	—	3 793
Gross margin, %	29.7	38.4	43.9	33.2			32.4

Research and development expenses	-312	-246	-82	-341	-84	—	-1 065
% of net sales	4.4	11.5	26.9	15.6		—	9.1

Selling and marketing expenses	-502	-225	-101	-164	-15	—	-1 007
% of net sales	7.1	10.5	33.1	7.5		—	8.6

Administrative and general expenses	-21	-13	-15	-79	-54	—	-182
% of net sales	0.3	0.6	4.9	3.6		—	1.6

Other operating income and expenses	-11	-10	—	-13	14	—	-20

Operating profit	1 257	326	-64	129	-129	—	1 519
Operating margin, %	17.8	15.3	-21.0	5.9			13.0

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million
(10-12/2007, 10-12/2006 and full year 2007 unaudited, full year 2006 audited)

	10-12/2007	Y-o-Y change, %	10-12/2006	1-12/2007	Y-o-Y change, %	1-12/2006

Europe	6 656	39	4 787	20 030	29	15 587
Middle-East & Africa	2 235	68	1 334	7 211	37	5 277
China	1 721	22	1 414	6 398	19	5 361
Asia-Pacific	3 168	39	2 279	11 295	35	8 361
North America	693	1	683	2 278	-23	2 970
Latin America	1 244	3	1 204	3 846	8	3 565

Total	15 717	34	11 701	51 058	24	41 121

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.2007	Y-o-Y change, %	31.12.2006

Europe	58 090	48	39 306
Middle-East & Africa	4 509	342	1 021
China	13 272	78	7 452
Asia-Pacific	18 117	84	9 868
North America	5 817	4	5 574
Latin America	12 457	137	5 262

Total	112 262	64	68 483

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million
(10-12/2007, 10-12/2006 and full year 2007 unaudited, full year 2006 audited)

	10-12/2007	10-12/2006	1-12/2007	1-12/2006

Net sales	15 717	11 701	51 058	41 121
Cost of sales	-10 017	-7 908	-33 754	-27 742

Gross profit	5 700	3 793	17 304	13 379
Research and development expenses	-1 620	-1 065	-5 647	-3 897
Selling and marketing expenses	-1 296	-1 007	-4 380	-3 314
Administrative and general expenses	-356	-182	-1 180	-666
Other income	139	76	2 312	522
Other expenses	-75	-96	-424	-536

Operating profit	2 492	1 519	7 985	5 488
Share of results of associated companies	17	5	44	28
Financial income and expenses	64	44	239	207

Profit before tax	2 573	1 568	8 268	5 723
Tax	-777	-286	-1 522	-1 357

Profit before minority interests	1 796	1 282	6 746	4 366
Minority interests	39	-9	459	-60

Profit attributable to equity holders of the parent	1 835	1 273	7 205	4 306

Earnings per share, EUR
(for profit attributable to the equity holders
of the parent)
Basic	0.48	0.32	1.85	1.06
Diluted	0.47	0.32	1.83	1.05

Average number of shares (1 000 shares)
Basic	3 820 876	3 990 208	3 885 408	4 062 833
Diluted	3 885 693	4 016 956	3 932 008	4 086 529

Depreciation and amortization, total	280	179	1 206	712

Share-based compensation expense, total	67	92	236	192

NOKIA IN JANUARY – DECEMBER 2007

(Comparisons are given to 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of Nokia’s former Networks business group and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of the Nokia Group and Nokia Siemens Networks for 2007 are not directly comparable to results for 2006. Nokia’s 2006 results included Nokia’s former Networks business group only.

Nokia Group

For 2007, Nokia’s net sales increased 24% to EUR 51.1 billion, compared to EUR 41.1 billion in 2006. At constant currency, group net sales would have grown 28% in 2007.

In 2007, Europe accounted for 39% of Nokia’s net sales (38%), Asia-Pacific 22% (20%), China 12% (13%), North America 5% (7%), Latin America 8% (9%), and Middle East & Africa 14% (13%). The 10 markets in which Nokia generated the greatest net sales in 2007 were, in descending order of magnitude, China, India, Germany,  the UK, the US, Russia, Spain, Italy, Indonesia and Brazil, together representing approximately 50% of total net sales in 2007. In comparison, the 10 markets in which Nokia generated the greatest net sales in 2006 were China, the US, India, the UK, Germany, Russia, Italy, Spain, Indonesia and Brazil, together representing approximately 51% of total net sales in 2006.

Nokia’s gross margin in 2007 was 33.9%, compared to 32.5% in 2006. This improvement in Nokia’s gross margin primarily reflected an improving device portfolio across the range, especially in the Mobile Phones business group. The improved gross margin from the device business was partly off-set by a weaker gross margin in Nokia Siemens Networks, compared to the gross margin in Nokia’s Networks business group in 2006. The 2007 results of Nokia Siemens Networks are not directly comparable to 2006, as the first quarter 2007 and full year 2006 included Nokia’s former Networks business group only.

Nokia’s operating profit for 2007 increased 46% to EUR 8.0 billion, including net positive special items of EUR 858 million (operating profit of EUR 5.5 billion in 2006, including net positive special items of EUR 171 million), representing a 2007 operating margin of 15.6% (13.3%). Operating profit in Mobile Phones increased 33% to EUR 5.4 billion (operating profit of EUR 4.1 billion in 2006), representing a 2007 operating margin of 21.7% (16.6%). Operating profit in Multimedia increased to EUR 2.2 billion (operating profit of EUR 1.3 billion in 2006), representing a 2007 operating margin of 21.2% (16.7%). Enterprise Solutions operating profit was EUR 267 million (operating loss of EUR 258 million in 2006), representing a 2007 operating margin of 12.9% (-25.0%). Nokia Siemens Networks had an operating loss of EUR 1.3 billion, including net negative special items of EUR 1 069 million, representing an operating margin of -9.8%.

Research and development expenses were EUR 5.6 billion in 2007, up 45% from EUR 3.9 billion in 2006. The increase in research and development spending was primarily due to the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated research and development expenses. Research and development expenses for 2007 also included special items of EUR 439 million. Research and development expenses have been higher as a percent of sales for both Nokia’s former Networks business group and Nokia Siemens Networks than for the Nokia Group. Research and development costs represented 11.1% of Nokia Group net sales in 2007, up from 9.5% in 2006. Research and development expenses for the device business represented 6.6% of its net sales in 2007, down from 7.1% in 2006, reflecting continued efforts to gain efficiencies in our investments. As of December 31, 2007, Nokia employed 30 415 people in research and development, representing approximately 27% of the group’s total workforce, and had a strong research and development presence in 10 countries.

In 2007, Nokia selling and marketing expenses were EUR 4.4 billion, up 32% from EUR 3.3 billion in 2006, reflecting increased selling and marketing spend in all business groups to support new product introductions and the higher level of overall Nokia net sales. The increased selling and marketing expense also was impacted by the formation of Nokia Siemens Networks, which added Siemens’ carrier-related operations and associated selling and marketing expenses. Nokia selling and marketing expenses for 2007 also included special items of EUR 149 million. Selling and marketing expenses have been higher as a percent of sales for both Nokia’s former Networks business group and Nokia Siemens Networks than for the Nokia Group. Selling and marketing expenses for the Nokia Group represented 8.6% of its net sales in 2007, up from 8.1% in 2006. Selling and marketing expenses for the device business represented 7.5% of its net sales in 2007, down from 7.9% in 2006, reflecting continued efforts to gain efficiencies in our investments.

Administrative and general expenses were EUR 1.2 billion in 2007, compared to EUR 0.7 billion in 2006. Administrative and general expenses were equal to 2.3% of net sales in 2007 (1.6%). Administrative and general expenses for 2007 also included special items of EUR 146 million.

Group Common Functions operating profit totaled EUR 1 362 million in 2007 (Group Common Functions expenses totaled EUR 481 million in 2006), including a EUR 1 879 million non-taxable gain on the formation of Nokia Siemens Networks, EUR 75 million real estate gains and a EUR 53 million gain on a business transfer.

Net financial income was EUR 239 million in 2007 (EUR 207 million).

Profit before tax and minority interests was EUR 8 268 million (EUR 5 723 million). Net profit totaled EUR 7 205 million (EUR 4 306 million). Earnings per share increased to EUR 1.85 (basic) and EUR 1.83 (diluted), compared to EUR 1.06 (basic) and EUR 1.05 (diluted) in 2006.

Operating cash flow for the year ended December 31, 2007 was EUR 7.9 billion (EUR 4.5 billion) and total combined cash and other liquid assets were EUR 11.8 billion (EUR 8.5 billion). As of December 31, 2007, our net debt-to-equity ratio (gearing) was -61% (-68% as of December 31, 2006). In 2007, capital expenditure amounted to EUR 715 million (EUR 650 million).

Mobile devices

In our Mobile Phones, Multimedia and Enterprise Solutions business groups, combined mobile device volumes were up 26% in 2007, compared to 2006, reaching 437 million units – a new annual volume record for Nokia. Market volume for the same period was estimated at 1.14 billion units, an increase of 16%. Based on our preliminary market estimate, Nokia’s market share grew to 38% in 2007, compared to 36% in 2006.

In converged devices, according to Nokia estimates, the total industry volume reached approximately 122 million units in 2007, compared to an estimated 80 million units in 2006. Nokia’s own converged device volumes in 2007 grew to 60.5 million units, compared to 39.0 million units in 2006. In 2007, Nokia was the world’s largest manufacturer of cameras and music enabled devices, selling approximately 200 million camera devices and approximately 146 million music enabled devices. Nokia shipped approximately 38 million Nokia Nseries devices and approximately 7 million Nokia Eseries devices during 2007.

The following chart sets out, by geographic area, Nokia’s mobile device volumes for the periods indicated, and provides year on year growth rates.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA
(million units)	2007	2006	YoY Change (%)
Europe	117.2	99.6	17.7
Middle East & Africa	75.6	53.2	42.1
China	70.7	51.0	38.6
Asia-Pacific	112.9	79.8	41.5
North America	19.4	25.3	-23.3
Latin America	41.3	38.6	7.0
Total	437.1	347.5	25.8

We estimate Nokia was the market leader in Europe, Asia-Pacific and Latin America, as well as in some of the fastest growing markets of the world, including China, Middle East & Africa, South East Asia-Pacific, and India.

During 2007, Nokia gained device market share in all regions except North America and Latin America, where market share declined. In Middle East & Africa, Nokia had excellent market share gains in 2007. Nokia continued to benefit in Middle East & Africa from its brand, broad product portfolio and extensive distribution system.

Nokia’s significant market share gains in Asia-Pacific were primarily driven by our strong position in the fastest growing markets, such as India. In Asia-Pacific, Nokia continued to benefit from its brand, broad product portfolio and extensive distribution system.

In Europe, our market share was up significantly in 2007, increasing in most European markets, including France, Germany, Italy, Russia, Spain and the United Kingdom. In Europe, Nokia benefited from a strengthened and broad product portfolio.

In China, Nokia gained market share in 2007 driven by its firmly established and extensive distribution system, broad product portfolio, brand and strong market share in the entry level.

In Latin America, Nokia’s 2007 market share was down slightly. Strong share gains in markets such as Brazil were more than offset by a lower market share in Mexico. Nokia’s strengths in Latin America continued to be its strong entry-level product portfolio and improving mid-range offering.

In North America, Nokia’s market share declined in 2007. The lower market share in North America in 2007 was primarily driven by our much lower CDMA device volumes compared to 2006, as we effectively ramped down this business during the year.

Nokia’s device ASP in 2007 was EUR 86, declining 10% from EUR 96 in 2006. Industry ASPs also declined in 2007. Nokia’s lower ASP in 2007 compared to 2006 was primarily the result of a significantly higher proportion of entry level device sales where the industry growth has been strong and where Nokia has a leading share, and to a lesser extent by the negative effect of the weaker US dollar on Nokia net sales.

Mobile Phones

In the Mobile Phones business group, net sales in 2007 increased 1% to EUR 25.1 billion, compared to EUR 24.8 billion in 2006. At constant currency, Mobile Phones net sales would have increased 5% in 2007. Volume growth was strong, especially in the entry level and music optimized devices. Nokia was also able to capture incremental volumes with its strong logistics execution. Volume growth was largely offset by a significant ASP decline. Net sales increased strongest in Middle East & Africa and Asia-Pacific, followed by China. Net sales decreased in North America and, to a lesser extent, in Latin America. Net sales were practically on the same level in Europe.

Mobile Phones operating profit in 2007 increased 33% to EUR 5.4 billion (including negative special items of EUR 35 million), compared to EUR 4.1 billion in 2006 (including negative special items of EUR 142 million). The business group’s operating margin was 21.7% (16.6%). The increase in operating profit in 2007 was driven primarily by an improved gross margin, compared to 2006. The increase in Mobile Phones gross margin was primarily due to newer and more profitable devices shipping in volume across its range, especially in the mid-range commencing in the second quarter of 2007. Mobile Phones cost of sales was down 5.3% year on year and down 4.6 percentage points as a percent of net sales in 2007. This was driven primarily by a favorable product mix of higher margin products together with our continued and successful efforts to gain cost efficiencies in manufacturing, distribution and sourcing.

Multimedia

In the Multimedia business group, the net sales in 2007 increased 34% to EUR 10.5 billion, compared to EUR 7.9 billion in 2006. At constant currency, Multimedia net sales would have increased 39% in 2007. Net sales were driven by a robust converged device market supporting sales of Nokia Nseries multimedia computers during the year, led by the Nokia N70, Nokia N73 and Nokia N95. Net sales increased in all regions and were strongest in Latin America and North America, followed by China, Europe, Asia-Pacific and Middle East & Africa.

Multimedia’s operating profit in 2007 increased 69% to EUR 2.2 billion (including negative special items of
EUR 3 million), compared to EUR 1.3 billion in 2006. The business group’s operating margin was 21.2% (16.7%). The increase in operating profit primarily reflected the increase in net sales, driven by sales of Nseries devices. Multimedia operating expenditure was up 14.3% and was down 3.2 percentage points as a percent of net sales in 2007.

Enterprise Solutions

In the Enterprise Solutions business group, net sales in 2007 increased 101% to EUR 2.1 billion, compared to EUR 1.0 billion in 2006. At constant currency, Enterprise Solutions net sales would have increased 106% in 2007. Net sales were driven primarily by very strong volume growth in Enterprise Solutions device business, especially from the Nokia E65, compared to 2006. Net sales growth was highest in Asia-Pacific, Latin America, Europe and Middle East & Africa. Net sales declined in China and North America.

Enterprise Solutions’ operating profit in 2007 increased to EUR 267 million (including negative special items of EUR 17 million), compared to an operating loss of EUR 258 million in 2006 (including negative special items of EUR 8 million). The business group’s operating margin was 12.9% (-25.0%). In 2007, the increased operating profit was driven primarily by higher net sales and effective operating expense control. Enterprise Solutions operating expenditure was down 4.0% and was down 35.8 percentage points as a percent of net sales in 2007.

Nokia Siemens Networks

Nokia Siemens Networks net sales in 2007 were EUR 13.4 billion. The 2007 results of Nokia Siemens Networks include the results of Nokia’s former Networks business group for the first quarter 2007 and those of Nokia Siemens Networks from April 1, 2007 through December 31, 2007. The results of Nokia Siemens Networks for 2007 are not directly comparable to the results for 2006 which included Nokia’s former Networks business group only.

Nokia Siemens Networks had an operating loss in 2007 of EUR 1.3 billion, with an operating margin of -9.8%. The reported 2007 operating loss included a charge of EUR 1 110 million related to Nokia Siemens Networks restructuring costs and other one time items and a gain on sale of real estate of EUR 53 million. The operating loss for 2007, excluding these special items, was EUR 251 million, with an operating margin of -1.9%. The operating loss in 2007 also included EUR 570 million for intangible asset amortization and other Purchase Price Accounting related items. Nokia Siemens Networks operating margin in 2007 was 2.4%, excluding both the special items and the Purchase Price Accounting related items.

2007 OPERATING HIGHLIGHTS

Nokia

•                  On June 20, 2007, Nokia announced that it would introduce a new integrated company structure for its devices business from January 1, 2008. As part of this reorganization, Nokia has replaced its three reportable devices segments with an integrated reportable segment, Devices & Services.

•                  In August, Nokia introduced Ovi, the company’s new Internet services brand name. Ovi will enable people to easily access their existing social network, communities and content, as well as act as a gateway to Nokia services.

•                  As part of Ovi, Nokia announced the Nokia Music Store and N-Gage, two services that make it easy for people to discover, try and buy music and games, respectively, from a range of artists and publishers, including exclusive content only available through Nokia. The Nokia Music Store went live in the UK in November 2007 and the N-Gage games service is expected to go live in early 2008.

•                  In December, we announced Nokia Comes With Music, a program that will enable people to buy a Nokia device with access to millions of tracks from a range of artists. Nokia Comes With Music is expected to become commercially available in the second half of 2008.

Mobile Phones

•                  Mobile Phones introduced a broader entry-level portfolio, focusing on thinner design, and adding features such as music playing capability to many devices.

•                  Shipments of the slim and stylish Nokia 6300 GSM device, announced in late 2006, began in 2007.

•                  The 8800 Arte and Nokia 8800 Sapphire Arte were announced, bringing 3G capabilities to the Nokia 8800 series. The Nokia 8800 Arte began shipping during 2007.

•                  The Nokia 3110 Evolve, a mobile device with bio-covers made from more than 50% renewable material, was announced in December 2007.

•                  There were also several announcements from Vertu, including the Vertu Ascent Ferrari 1947 Limited Edition; The Vertu Ascent Ti collection; the Vertu Constellation Burgundy; the Vertu Constellation Mixed Metals; and various Vertu Signature phones.

In addition, the following devices were announced and began shipping during 2007:

•                  Seven devices with functions and features specially designed for consumers in emerging markets: Nokia 1200, Nokia 1208, Nokia 1650, Nokia 2505, Nokia 2630, Nokia 2660 and Nokia 2760.

•                  The Nokia 6110 Navigator, an HSDPA device with GPS and A-GPS.

•                  The Nokia 6500 classic, a thin 3G phone with a sleek design; and the Nokia 6120 classic, Nokia’s smallest 3G device.

•                  The Nokia 6555, the first phone with a unique smooth-back fold design. In the US, the Nokia 6555 is exclusively available from AT&T.

•                  The Nokia 6263 device for the US market, complete with e-mail capability and support for attachments, a 1.3 megapixel camera, video recorder and music player.

•                  A new music range including the Nokia 5610 Xpress Music and The Nokia 5310 XpressMusic.

•                  A new fashion collection with the Nokia 7900 Prism and the Nokia 7500 Prism, featuring a diamond-cut design with sharp angled lines, geometric patterns and graphic light-refracting colors.

•                  In CDMA: the Nokia 2505, a sleek fold-style phone; the Nokia 7088, the first CDMA model in the popular L’Amour Collection; and the Nokia 2135, a compact device with a contemporary design and solid basic features.

Multimedia

•                  Multimedia continued to build the Nokia Nseries sub-brand and multimedia computer product category, and developed and brought to market Nokia’s first Internet services, such as Nokia Maps and the Nokia Music Store.

•                  Key volume devices for 2007 included the Nokia N95, Nokia’s flagship products for technology enthusiasts, the Nokia N73 and the Nokia N70.

•                  Important new products launched and shipping during the year included the Nokia N95 8GB, which follows on from the success of the original Nokia N95 with a larger display, enhanced usage times and 8 gigabytes memory capacity; the Nokia N81, an entertainment focused multimedia computer; and the Nokia N82, a multimedia computer optimized for photography, navigation and internet connectivity.

•                  Multimedia also announced and started shipments of the Nokia N810 Internet Tablet with slide-out keyboard, built-in GPS, digital audio/video playback and WLAN capability for VoIP calling.

Enterprise Solutions

•                  Four new Nokia Eseries business devices were announced and started shipping: Nokia E90 Communicator, Nokia E61i, Nokia E65 and Nokia E51. The four dual-mode devices, capable of utilizing both cellular and Wi-Fi networks, are designed to offer faster and better quality access to important business information and processes over wireless technologies.

•                  The Nokia Eseries became available in the United States through complementary channels, including Ingram Micro and Dell.com, for businesses and consumers.

•                  Nokia Call Connect for Cisco became commercially available, allowing businesses to route calls through corporate PBXs instead of cellular networks, with the aim of realizing significant cost savings and improved worker flexibility, collaboration and productivity.

•                  Nokia Intellisync Mobile Suite 8.0 was launched. This comprehensive platform of wireless email, file synchronization and application synchronization features is designed to bring flexibility and cost-control.

•                  New device management features for Nokia Intellisync Mobile Suite were announced, including wider device support, remote control, improved theft-loss protection and hardware control.

•                  The Nokia Intellisync Mobile Suite customer base was expanded to include more than 40 operators around the globe by December 31, 2007, with more than 3.7 million user licenses signed.

•                  Three new IP security appliances were launched: Nokia IP290, Nokia IP690 and Nokia IP2450. The appliances are based on a scalable new hardware platform design aimed at offering better IT investment protection and a greater choice of security software applications to address emerging threats to company networks and data.

•                  Nokia announced collaboration with Check Point and Intel aimed at improving enterprise security by delivering new security appliances that inspect network traffic in multi-gigabit environments. The Nokia IP2450 security platform was the first product announced as part of this collaboration.

•                  The first Accelerated Data Path (ADP) Service Modules were delivered, as was the latest version of the Nokia IPSO operating system – IPSO 6.0 – aimed at allowing customers to expand the performance of their Nokia IP Security appliances.

•                  The new Nokia for Business Channel Program came to market in January and more than 500 accredited partners joined during the year. In October, Nokia announced plans to expand the program to include operators and independent software vendors.

Nokia Siemens Networks

•                  The new company defined its values and introduced ethics and integrity guidelines, as well as a compliance program, for all its employees.

•                  Nokia Siemens Networks showed its commitment to emerging markets with the expansion of R&D capacity in Chengdu, China and the investment of USD 100 million to strengthen operations in India. The company also moved its Services business unit to India.

•                  Deals signed in India included a USD 500 million network expansion contract with Idea Cellular and a USD 900m end-to-end network expansion with Bharti Airtel; and in China a EUR 180 million GSM/EDGE deal with Henan MCC.

•                  Nokia Siemens Networks won a deal with Sprint Nextel to become an infrastructure provider for its 4G WiMAX network; won the first commercial deployment for its I-HSPA solution with TerreStar; won a trial deal with Verizon for LTE; and was chosen together with Panasonic by NTT DoCoMo in Japan for its super 3G (LTE) base station project.

•                  Nokia Siemens Networks demonstrated the world’s first multi-user field trial in an urban environment using LTE technology, which delivers data rates up to 10 times the current level. Nokia Siemens Networks also became the first company to successfully deploy hybrid backhaul in a live network, aimed at allowing operators to reduce costs while boosting capacity.

•                  The company signed a cooperation agreement with Intel in IPTV; and launched a new 3G Femto Home Access solution and then struck Femto cooperation deals with Airvana Inc. and Thomson.

•                  Nokia Siemens Networks announced an energy efficiency solution designed to lower customers’ energy consumption and operating expenses

•                  In December, Nokia Siemens Networks reached an agreement on supplying 2G and 3G network equipment to Zain in Saudi Arabia (the USD 935 million deal was announced on January 7, 2008.)

ACQUISITIONS AND DIVESTMENTS

On April 1, 2007, Nokia’s Networks business group was combined with Siemens’ carrier-related operations for fixed and mobile networks to form Nokia Siemens Networks, a company jointly owned by Nokia and Siemens and consolidated by Nokia.

On July 24, 2007, Nokia announced that it had acquired substantially all the assets of Twango, a provider of a comprehensive media sharing solution for organizing and sharing photos, videos and other personal media.

On August 8, 2007, in connection with Nokia’s announcement of introducing a licensing and multisourcing model for its chipset strategy, Nokia also announced that it planned to deepen its collaboration with STMicroelectronics on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution. This included a transfer of a part of Nokia’s integrated circuit operations to STMicroelectronics, the closing of which was announced on November 5, 2007.

On September 18, 2007, Nokia announced the acquisition of Enpocket, a global leader in mobile advertising. The completion of the acquisition was announced on October 8, 2007.

On October 1, 2007, Nokia and NAVTEQ Corporation announced a definitive agreement for Nokia to acquire NAVTEQ, a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices, Internet-based mapping applications, and government and business solutions. Under the terms of the agreement, Nokia agreed to pay USD 78 in cash for each share of NAVTEQ including outstanding options for an aggregate purchase price of USD 8.1 billion, or approximately USD 7.7 billion net of NAVTEQ’s existing cash balance. The acquisition has been approved by the board of directors of each company and the shareholders of NAVTEQ and is subject to customary closing conditions, including regulatory approvals.

On October 23, 2007, Nokia Siemens Networks announced that it would assume control of Vivento Technical Services (VTS), a division of Deutsche Telekom’s personnel service provider, Vivento. As part of the deal, approximately 2 000 VTS employees transferred to Nokia Siemens Networks in Germany.

On October 25, 2007, Nokia Siemens Networks announced the acquisition of Atrica, which provides a full range of Carrier Ethernet transport solutions to service providers delivering Metro Ethernet services. The completion of the acquisition was announced on January 7, 2008.

On December 5, 2007, Nokia announced the completion of the acquisition of Avvenu, a company providing secure remote access and private sharing technology that allows users to access and view PC files remotely.

PERSONNEL

The average number of employees during January-December 2007 was 100 534. At December 31, 2007, Nokia employed a total of 112 262 people (68 483 people at December 31, 2006). The increase in personnel in 2007 is primarily attributable to the formation of Nokia Siemens Networks.

SHARES

The total number of Nokia shares on December 31, 2007 was 3 982 811 957. On December 31, 2007 Nokia and its subsidiary companies owned 136 862 005 Nokia shares, representing approximately 3.4% of the total number of Nokia shares and the total voting rights.

DIVIDEND

Nokia’s Board of Directors will propose a dividend of EUR 0.53 per share for 2007.

1-12/2007 BY BUSINESS GROUP, EUR million
(unaudited)*

	Mobile Phones	Multimedia	Enterprise Solutions	Nokia Siemens Networks/Networks	Group Common Functions	Elimina-tions	Group

Net sales	25 083	10 538	2 070	13 393		-26	51 058
Gross profit	8 528	4 240	946	3 517	73	—	17 304
Gross margin,%	34.0	40.2	45.7	26.3			33.9

Research and development expenses	-1 270	-1 011	-273	-2 746	-347	—	-5 647
% of net sales	5.1	9.6	13.2	20.5			11.1

Selling and marketing expenses	-1 708	-921	-308	-1 394	-49	—	-4 380
% of net sales	6.8	8.7	14.9	10.4			8.6

Administrative and general expenses	-84	-55	-77	-701	-263	—	-1 180
% of net sales	0.3	0.5	3.7	5.2			2.3

Other operating income and expenses	-32	-23	-21	16	1948	—	1 888

Operating profit	5 434	2 230	267	-1 308	1 362	—	7 985
Operating margin,%	21.7	21.2	12.9	-9.8			15.6

1-12/2006 BY BUSINESS GROUP, EUR million
(audited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Group Common Functions	Elimina-tions	Group

Net sales	24 769	7 877	1 031	7 453		-9	41 121
Gross profit	7 280	3 077	449	2 543	30	—	13 379
Gross margin,%	29.4	39.1	43.5	34.1			32.5

Research and development expenses	-1 227	-902	-319	-1 180	-269	—	-3 897
% of net sales	5.0	11.5	30.9	15.8			9.5

Selling and marketing expenses	-1 649	-780	-306	-544	-35	—	-3 314
% of net sales	6.7	9.9	29.7	7.3			8.1

Administrative and general expenses	-79	-45	-75	-245	-222	—	-666
% of net sales	0.3	0.6	7.3	3.3			1.6

Other operating income and expenses	-225	-31	-7	234	15	—	-14

Operating profit	4 100	1 319	-258	808	-481	—	5 488
Operating margin,%	16.6	16.7	-25.0	10.8			13.3

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million
(1-12/2007 unaudited, 1-12/2006 audited)

	1-12/2007*	1-12/2006

Net sales	51 058	41 121
Cost of sales	-33 754	-27 742

Gross profit	17 304	13 379
Research and development expenses	-5 647	-3 897
Selling and marketing expenses	-4 380	-3 314
Administrative and general expenses	-1 180	-666
Other income	2 312	522
Other expenses	-424	-536

Operating profit	7 985	5 488
Share of results of associated companies	44	28
Financial income and expenses	239	207

Profit before tax	8 268	5 723
Tax	-1 522	-1 357

Profit before minority interests	6 746	4 366
Minority interests	459	-60

Profit attributable to equity holders of the parent	7 205	4 306

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	1.85	1.06
Diluted	1.83	1.05

Average number of shares (1 000 shares)
Basic	3 885 408	4 062 833
Diluted	3 932 008	4 086 529

Depreciation and amortization, total	1 206	712

Share-based compensation expense, total	236	192

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (31.12.2007 unaudited, 31.12.2006 audited)

	31.12.2007*	31.12.2006
ASSETS
Non-current assets
Capitalized development costs	378	251
Goodwill	1 384	532
Other intangible assets	2 358	298
Property, plant and equipment	1 912	1 602
Investments in associated companies	325	224
Available-for-sale investments	341	288
Deferred tax assets	1 553	809
Long-term loans receivable	10	19
Other non-current assets	44	8
	8 305	4 031
Current assets
Inventories	2 876	1 554
Accounts receivable	11 200	5 888
Prepaid expenses and accrued income	3 070	2 496
Current portion of long-term loan receivables	156	—
Other financial assets	239	111
Available-for-sale investments, liquid assets	4 903	5 012
Available-for-sale investments, cash equivalents	4 725	2 046
Bank and cash	2 125	1 479
	29 294	18 586
Total assets	37 599	22 617

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	644	2 707
Treasury shares	-3 146	-2 060
Translation differences	-163	-34
Fair value and other reserves	23	-14
Reserve for invested non-restricted equity	3 299	—
Retained earnings	13 870	11 123
	14 773	11 968
Minority interests	2 565	92
Total equity	17 338	12 060

Non-current liabilities
Long-term interest-bearing liabilities	203	69
Deferred tax liabilities	963	205
Other long-term liabilities	119	122
	1 285	396
Current liabilities
Current portion of long-term loans	173	—
Short-term borrowing	898	247
Accounts payable	7 074	3 732
Accrued expenses	7 114	3 796
Provisions	3 717	2 386
	18 976	10 161
Total shareholders’ equity and liabilities	37 599	22 617
Interest-bearing liabilities	1 274	316
Shareholders’ equity per share, EUR	3.84	3.02
Number of shares (1 000 shares)1	3 845 950	3 965 730

1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million
(1-12/2007 unaudited, 1-12/2006 audited)

	1-12/2007*	1-12/2006
Cash flow from operating activities
Profit attributable to equity holders of the parent	7 205	4 306
Adjustments, total	1 269	1 857

Profit attributable to equity holders of the parent before change in net working capital	8 474	6 163
Change in net working capital	605	-793
Cash generated from operations	9 079	5 370
Interest received	362	235
Interest paid	-59	-18
Other financial income and expenses, net received	-43	54
Income taxes paid	-1 457	-1 163
Net cash from operating activities	7 882	4 478

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	253	-517
Purchase of current available-for-sale investments, liquid assets	-4 798	-3 219
Purchase of non-current available-for-sale investments	-126	-88
Purchase of shares in associated companies	-25	-15
Additions to capitalized development costs	-157	-127
Long-term loans made to customers	-261	-11
Proceeds from repayment and sale of long-term loans receivable	163	56
Recovery of impaired long-term loans made to customers	—	276
Proceeds from (+), payment of (-) other long-term loans receivable	5	-3
Proceeds from (+), payment of (-) short-term loans receivable	-119	199
Capital expenditures	-715	-650
Proceeds from disposal of shares in associated companies	6	1

Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 930	5 058
Proceeds from sale of non-current available-for-sale investments	50	17
Proceeds from sale of fixed assets	72	29
Dividends received	12	—
Net cash used in/from investing activities	-710	1 006

Cash flow from financing activities
Proceeds from stock option exercises	987	46
Purchase of treasury shares	-3 819	-3 371
Proceeds from long-term borrowings	115	56
Repayment of long-term borrowings	-16	-7
Proceeds from (+), payment of (-) short-term borrowings	661	-137
Dividends paid	-1 760	-1 553
Net cash used in financing activities	-3 832	-4 966

Foreign exchange adjustment	-15	-51
Net increase (+)/decrease (-) in cash and cash equivalents	3 325	467
Cash and cash equivalents at beginning of period	3 525	3 058
Cash and cash equivalents at end of period	6 850	3 525

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheed without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(31.12.2007 unaudited, 31.12.2006 audited, 31.12.2005 audited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority interest	Minority interest	Total equity
Balance at December 31, 2005	266	2 458	-3 616	69	-176	-	13 308	12 309	205	12 514
Tax benefit on stock options exercised		23						23		23
Excess tax benefit on share-based compensation		14						14		14
Translation differences				-141				-141	-13	-154
Net investment hedge gains, net of tax				38				38		38
Cash flow hedges, net of tax					171			171		171
Available-for-sale investments, net of tax					-9			-9		-9
Other increases, net							-52	-52	-1	-53
Profit							4 306	4 306	60	4 366
Total recognized income and
expense	—	37	—	-103	162	—	4 254	4 350	46	4 396
Stock options exercised		43						43		43
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		219						219		219
Settlement of performance and restricted shares		-69	38					-31		-31
Acquisition of treasury shares			-3 413					-3 413		-3 413
Reissuance of treasury shares			4					4		4
Cancellation of treasury shares	-20	20	4 927				-4 927
Dividend							-1 512	-1 512	-40	-1 552
Acquisition of minority interests								-	-119	-119
Total other equity movements	-20	212	1 556	—	—	—	-6 439	-4 691	-159	-4 850
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060

Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Excess tax benefit on share-based compensation		128						128		128
Translation differences				-167				-167	16	-151
Net investment hedge gains, net of tax				38				38		38
Cash flow hedges, net of tax					-11			-11		-11
Available-for-sale investments, net of tax					48			48		48
Other increases, net							-40	-40		-40
Profit							7 205	7 205	-459	6 746
Total recognized income and expense	—	128	—	-129	37	—	7 165	7 201	-443	6 758
Stock options exercised		46				932		978		978
Stock options exercised related to acquisitions		-3						-3		-3
Share-based compensation		228						228		228
Settlement of performance and restricted shares	-104	58			9		-37		-37
Acquisition of treasury shares			-3 884					-3 884		-3 884
Reissuance of treasury shares			7					7		7
Cancellation of treasury shares			2 733				-2 733
Share premium reduction and transfer		-2 358				2 358
Dividend							-1 685	-1 685	-75	-1 760
Minority interest on formation of Nokia Siemens Networks									2 991	2 991
Total of other equity movements	0	-2 191	-1 086	—	—	3 299	-4 418	-4 396	2 916	-1 480
Balance at December 31, 2007*	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338

COMMITMENTS AND CONTINGENCIES, EUR million
(31.12.2007 unaudited, 31.12.2006 audited)

	GROUP
	31.12.2007*	31.12.2006

Collateral for own commitments
Property under mortgages	18	18
Assets pledged	29	27

Contingent liabilities on behalf of Group companies
Other guarantees	2 563	358

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	130	23
Other guarantees	1	2

Leasing obligations	1 074	665

Financing commitments
Customer finance commitments	270	164
Venture fund commitments	251	208

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)

(unaudited)

	31.12.2007	31.12.2006

Foreign exchange forward contracts 2)	36 725	29 859
Currency options bought 2)	9 199	404
Currency options sold 2)	6 872	193
Interest rate swaps and futures	82	—
Cash settled equity options 3)	102	45

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.444 USD

* All reported 2007 figures are unaudited and the auditors have not yet issued their report for Nokia’s financial statements for 2007.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – January 24, 2008

In conjunction with its Q4 and full year 2007 results announcement, Nokia will organize a press conference at Nokia House, Keilalahdentie 4, Espoo, starting at 16:00 Finnish time (CET +1) on January 24, 2008.

People wishing to listen to the press conference can call: +358 7180 71870

ID: 30630

PIN: 240108

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

- Nokia plans to report Q1, Q2 and Q3 2008 results on April 17, July 17, and October 16, 2008 respectively

- The Annual General Meeting will be held on May 8, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel